Exhibit 99.77

2010 Annual Shareholder Meeting

The Fund’s 2010 annual meeting of shareholders (“Annual Meeting”) was held on April 15, 2010, for the following purposes:

1.	To elect a Board of six (6) Directors.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2010.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr., Phillip J. Hanrahan, Carl A. Holth, Peggy L. Schmeltz, Luke E. Sims, and Neal F. Zalenko.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2010 calendar year.

Tabulation Report
Proposal 1 – Election of Directors
	For	Withheld
Robert M. Bilkie, Jr.	1,938,120	98,084
Phillip J. Hanrahan	1,852,958	183,246
Carl A. Holth	1,912,172	124,033
Peggy L. Schmeltz	1,886,428	149,775
Luke E. Sims	1,898,198	138,007
Neal F. Zalenko	1,919,078	117,127

Proposal 2 –  Selection of Plante & Moran, PLLC
For	Against	Abstain	Withheld
1,919,743	86,878	29,582	0

Total shares issued and outstanding on record date: 2,975,426